EXHIBIT 99.1

Pembina Pipeline Corporation Announces Closing of Acquisition of
Provident Energy Ltd. and NYSE Listing

CALGARY, April 2, 2012 – Pembina Pipeline Corporation ("Pembina") (TSX: PPL, PPL.DB.C; NYSE: PBA) and Provident Energy Ltd ("Provident") are pleased to announce that Pembina has completed its previously announced acquisition of Provident pursuant to a plan of arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta).

"Today marks a momentous occasion in Pembina's history," said Bob Michaleski, Pembina’s Chief Executive Officer. "With the acquisition of Provident, we are well-poised to meet the increasing needs of our customers, shareholders and community members. Our combined team, together with our solid asset base and geographic reach, establishes Pembina as a leader in the North American energy infrastructure sector and gives us the ability to pursue larger, more complex growth projects to the benefit of all stakeholders."

Pursuant to the Arrangement, Pembina has acquired all of the issued and outstanding common shares of Provident in a transaction valued at approximately $3.8 billion. Provident shareholders received 0.425 of a Pembina share for each Provident share held (the "Provident Exchange Ratio").  Pembina has assumed all of the rights and obligations of Provident relating to the 5.75% convertible unsecured subordinated debentures of Provident maturing December 31, 2017, and the 5.75% convertible unsecured subordinated debentures of Provident maturing December 31, 2018 (collectively, the "Provident Debentures"). Within 30 days, Pembina will make a repurchase offer for the Provident Debentures at 100 percent of their principal values plus accrued and unpaid interest.  Should a holder of Provident Debentures elect not to accept the repurchase offer, the debentures will remain outstanding and mature as originally set out in their respective indentures. The Provident Debentures will be listed on the Toronto Stock Exchange ("TSX") under the symbols PPL.DB.E and PPL.DB.F. Pursuant to the Arrangement, Provident amalgamated with a wholly-owned subsidiary of Pembina and will be continued under the name "Pembina NGL Corporation."

The Provident common shares are expected to be delisted from the TSX concurrent with the listing of the Pembina common shares issued pursuant to the Arrangement.

The Pembina common shares, including those issued under the Arrangement, will be listed and begin trading on the New York Stock Exchange ("NYSE") under the symbol "PBA" today.

The Provident common shares have been delisted from the NYSE.

As previously announced, Pembina is increasing its monthly dividend rate from $0.13 per share per month ($1.56 annualized) to $0.135 per share per month ($1.62 annualized), representing a 3.8 percent increase and reflecting management's confidence in the significant operational and financial strength of the combined entity going forward. This dividend increase will take effect for the dividend payable on May 15, 2012 to shareholders of record on April 25, 2012.

With this acquisition, Pembina has a substantially larger and more diversified portfolio of businesses across the energy value chain. Its assets are competitively located in key growth regions for natural gas liquids ("NGL") and crude oil including: Montney, Duvernay, Alberta Deep Basin, Pelican Lake heavy oil, Athabasca oil sands, Cardium, Swan Hills, Bakken, Marcellus and Utica.

Pembina estimates its capital spending plans for 2012 will total $700 million, with major near-term projects including the Saturn and Resthaven liquids extraction facilities; Peace NGL pipeline expansion; Redwater liquids storage development; and the Redwater fractionator capacity expansion. Pembina also plans to begin development of a new 65,000 barrel per day fractionator at its Redwater site to meet the growing need of NGL producers in the region. This new fractionator is anticipated to be in-service by mid 2014 pending continued customer support and subject to required regulatory and environmental approvals.

In connection with the closing of the Arrangement, Pembina's unsecured revolving credit facility with a syndicate of Canadian banking institutions (the "Facility") was increased from $800 million to $1.5 billion for a term of 5 years. The Facility is available for general corporate purposes and to execute Pembina's growth strategy.

About Pembina

With nearly 60 years experience, Calgary-based Pembina Pipeline Corporation is a well-managed and responsible transportation and service provider to North America's energy industry. Pembina transports crude oil and natural gas liquids produced in western Canada, owns and operates oil sands pipelines and has a strong presence in midstream and marketing and gas services sectors. Pembina also owns and manages a natural gas liquids infrastructure and logistics business, with facilities strategically located in western Canada and in the premium natural gas liquids markets in eastern Canada and the U.S. Pembina provides monthly cash dividends to its shareholders. Pembina's common shares and convertible debentures are traded on the TSX under the symbols PPL and PPL.DB.C respectively and Pembina's common shares will be listed on the New York Stock Exchange under the symbol PBA. The Provident Debentures assumed by Pembina pursuant to the Arrangement will be listed on the TSX under the symbols PPL.DB.E and PPL.DB.F.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements ("forward-looking statements") within the meaning of applicable securities laws and are based on the expectations, estimates and projections of management of the parties as of the date of this news release unless otherwise stated. The use of any of the words "proposed", "may", "will", "intends" "expects", "estimates" and similar expressions are intended to identify forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements concerning the proposed capital spending plans and growth projects of Pembina, including the development and anticipated in service date of the planned fractionator at Redwater, the planned increase in dividends with the April 25, 2012 record date and the timing of the listing of the Pembina shares on the NYSE.

The forward-looking statements in this news release are based on certain key expectations and assumptions made by Pembina and Provident including, among other things, customer demand for Pembina's services, commodity prices and interest and foreign exchange rates, applicable tax laws, future production rates, the sufficiency of budgeted capital expenditures in carrying out planned activities, the availability and cost of labour and services, the receipt of required regulatory approvals for the proposed fractionator at Redwater, future results of operations will be consistent with past performance and management expectations in relation thereto, counterparties to material agreements will continue to perform in a timely manner, that there are no unforeseen events preventing performance of contracts, and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com. Although Pembina and Provident believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Pembina and Provident can give no assurance that they will prove to be correct.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements and are made as of the date of this news release. Pembina and Provident do not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

For further information:

Pembina

Investor Inquiries:
Scott Burrows
Senior Manager, Corporate Development and Planning
(403) 231-7500
1-888-428-3222
e-mail:  investor-relations@pembina.com

Media Inquiries:
Shawn Davis
Manager, Communications & Public Affairs
(403) 231-7500